Exhibit 21.1
Subsidiaries of Registrant

Legal Name*	Jurisdiction of Incorporation

Lincoln International, LP	Delaware
Lincoln International Parent B.V.	Netherlands
Marsh, Berry & Company, LLC	Ohio
Lincoln International LLC	Illinois
Lincoln Partners Advisors LLC	Illinois
Lincoln International GmbH	Germany
* This list omits subsidiaries that would not constitute a “significant subsidiary” pursuant to Rule 102(w) of Regulation S-X.